SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Kana Software, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

483600300

(CUSIP Number)

Robert B. Ashton

KVO Capital Management, LLC

33 S. Main Street

Hanover, NH 03755

(603) 643-0500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483600300

(1)	Names of Reporting Persons: KVO Capital Management, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0 (see Item 4)

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 0 (see Item 4)

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (see Item 4)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row 11: 0.0% (see Item 4)

(14)	Type of Reporting Person (See Instructions): IA

CUSIP No. 483600300

(1)	Names of Reporting Persons: Kernan V. Oberting

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 0 (see Item 4)

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 0 (see Item 4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (see Item 4)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row 11: 0.0% (see Item 4)

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 483600300

(1)	Names of Reporting Persons: Robert B. Ashton

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 0 (see Item 4)

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 0 (see Item 4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (see Item 4)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row 11: 0.0% (see Item 4)

(14)	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) relates to the Common Stock, $0.001 par value per share, of Kana Software, Inc. (“Kana”), which has its principal offices at 181 Constitution Drive, Menlo Park, California 94025.  This Amendment No. 8 amended and restates all information previously reported in the Schedule 13D filed by the Reporting Persons with respect to Kana on November 21, 2008, as previously amended (the “Schedule 13D”).

This is a final amendment to the 13D and an exit filing for the reporting persons.

Security: Common Stock, $0.001 par value per share

Issuer:            Kana Software, Inc.

181 Constitution Drive

Menlo Park, California 94025

Item 2.  Identity and Background

(a) Name of person filing

(b) Residence or business address

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

(f) Citizenship

KVO Capital Management, LLC

33 S. Main Street

Hanover, NH 03755

Citizenship: Delaware

Kernan V. Oberting

c/o KVO Capital Management, LLC

33 S. Main Street

Hanover, NH 03755

Present occupation: Managing Member, KVO Capital Management, LLC

Citizenship: United States

Robert B. Ashton

c/o KVO Capital Management, LLC

33 S. Main Street

Hanover, NH 03755

Present occupation: Portfolio Manager, KVO Capital Management, LLC

Citizenship: United States

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

None of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is filed by KVO Capital Management, LLC (“KVO”), Kernan V. Oberting (“Mr. Oberting”) and Robert B. Ashton (“Mr. Ashton”).  KVO, Mr. Oberting and Mr. Ashton have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The executive officers of KVO are Mr. Oberting, whose information appears above, and Richard N. Sayles (“Mr. Sayles”), chief compliance officer.  The business address of Mr. Sayles is 33 S. Main Street, Hanover, NH 03755, and he is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, Mr. Sayles has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

This is a final and exit filing. The Reporting Person no longer hold these shares.

Item 4. Purpose of Transaction

Item 4 to Schedule 13D is amended and restated as follows:

On October 26, 2009, KVO entered into a Stock Purchase Agreement by and among KVO, Black Diamond Offshore Ltd., Double Black Diamond Offshore Ltd. (together with Black Diamond Offshore Ltd., the “Purchasers”) and Carlson Capital, L.P. whereby KVO agreed to sell all of the 3,354,343 shares of Kana stock beneficially owned by KVOs to the Purchasers for a purchase price equal to (a) $0.95 per share, to be paid upon execution of the Stock Purchase Agreement (the “Initial Payment”), and (b) an additional $0.10 per share to be paid to KVO in the event that, within nine months of the date of execution of the Asset Purchase Agreement, by and between Kay Technology Corp, Inc. and Kana, dated as of October 26, 2009, Kana consummates the sale of all or substantially of its assets, or is otherwise acquired by virtue of the merger or consolidation of the Company or the tender offer for a majority of the Company’s outstanding shares (which $0.10 per share payment will be automatically increased to $0.15 per share in the event that Seller does not receive payment of the remaining purchase price within five business days following the consummation of such transaction by Kana).  A copy of the Stock Purchase Agreement is attached hereto as Exhibit 99.9 and incorporated herein by reference.

Pursuant to the Stock Purchase Agreement, KVO has sold all of the 3,354,343 shares of Kana stock it beneficially owned, either directly or indirectly, to the Purchasers (5,000 shares of which are being taken out of certificate form and will be delivered to Purchaser on or about October 28, 2009).

Item 5. Interest in Securities of the Issuer.

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section13(d)(3) of the Act;

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by

Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

KVO

a.                                       Amount beneficially owned: 0*

b.                                      Percent of class: 0.0%

c.                                       Number of shares as to which such person has:

i.                                          Sole power to vote or to direct the vote: 0*

ii.                                       Shared power to vote or to direct the vote: 0

iii.                                    Sole power to dispose or to direct the disposition of: 0*

iv.                                   Shared power to dispose or to direct the disposition of: 0

Kernan V. Oberting

a.                                       Amount beneficially owned: 0*

b.                                      Percent of class: 0.0%

c.                                       Number of shares as to which such person has:

i.                                          Sole power to vote or to direct the vote: 0

ii.                                       Shared power to vote or to direct the vote: 0*

iii.                                    Sole power to dispose or to direct the disposition of: 0

iv.                                   Shared power to dispose or to direct the disposition of: 0*

Robert B. Ashton

a.                                       Amount beneficially owned: 0*

b.                                      Percent of class: 0.0%

c.                                       Number of shares as to which such person has:

i.                                          Sole power to vote or to direct the vote: 0

ii.                                       Shared power to vote or to direct the vote: 0*

iii.                                    Sole power to dispose or to direct the disposition of: 0

iv.                                   Shared power to dispose or to direct the disposition of: 0*

*See Item 4 above.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

The disclosure in Item 4 above is incorporated herein by reference.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

October 26, 2009

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

The disclosure in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1                           Joint Filing Agreement

99.2                           Letter Agreement with Kana Software, Inc. and KVO Capital Management, LLC dated as of November 10, 2008*

99.3                           Letter to Kana Software, Inc. requesting its stockholder list and related materials dated as of January 12, 2009*

99.4                           Letter to Kana Software, Inc. dated as of January 30, 2009*

99.5                           Letter to Kana Software, Inc. dated as of June 18, 2009*

99.6                           Letter to Stockholders of Kana Software, Inc. dated as of June 19, 2009*

99.7                           Complaint filed by KVO Capital Management, LLC on June 22, 2009*

99.8                           Letter to Stockholders of Kana Software, Inc. dated as of June 22, 2009*

99.9                           Stock Purchase Agreement, made as of October 26, 2009, by and among KVO Capital Management, LLC, Black Diamond Offshore Ltd., Double Black Diamond Offshore Ltd. and Carlson Capital, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KVO CAPITAL MANAGEMENT, LLC

Date: October 27, 2009	By:	/s/ Kernan V. Oberting
Name: Kernan V. Oberting
Its: Managing Member

Date: October 27, 2009	/s/ Kernan V. Oberting
Kernan V. Oberting

Date: October 27, 2009	/s/ Robert B. Ashton
Robert B. Ashton